EXHIBIT 12

F.N.B. Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Dollars in thousands

Year Ended December 31	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$162,560	$154,183	$119,051	$102,536	$50,380
Fixed charges, excluding interest on deposits	18,384	19,470	23,402	26,285	41,560
Less: Preferred stock dividends	—	—	—	—	(4,085)

Subtotal	180,944	173,653	142,453	128,821	87,855
Interest on deposits	29,441	42,513	53,535	64,524	85,699

Total	$210,385	$216,166	$195,988	$193,345	$173,554

Fixed charges:
Interest on borrowed funds	$14,903	$16,542	$21,082	$24,207	$35,480
Interest component of rental expense	3,481	2,928	2,320	2,078	1,995
Preferred stock dividends	—	—	—	—	4,085

Subtotal	18,384	19,470	23,402	26,285	41,560
Interest on deposits	29,441	42,513	53,535	64,524	85,699

Total	$47,825	$61,983	$76,937	$90,809	$127,269

Ratio of earnings to fixed charges:
Excluding interest on deposits	9.84x	8.92x	6.09x	4.90x	2.24x
Including interest on deposits	4.40x	3.49x	2.55x	2.13x	1.38x
Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	9.84x	8.92x	6.09x	4.90x	2.11x
Including interest on deposits	4.40x	3.49x	2.55x	2.13x	1.36x